Exhibit 99.3
Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.
Name of entity  James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in the Netherlands. The liability of members is limited.
We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Catherine Walter

Date of last notice	20 March 2008

Date that director ceased to be director	13 March 2009
Part 1 — Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.
Number & class of securities
5,032 fully paid ordinary shares/CUFS registered in the name of the Director.

+	See chapter 19 for defined terms.
Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 — Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Registered in the name of Invia Custodian Pty Ltd on account for the Walter Super Fund.	6,375 fully paid ordinary shares/CUFS
Part 3 — Director’s interests in contracts

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

No. and class of securities to which interest relates	Not applicable

+	See chapter 19 for defined terms.
Appendix 3Z Page 2